Exhibit 99.12

Volaris Reports an 8% Increase in Passengers for July 2014, transporting over one million passengers during the month

Mexico City, Mexico August 7, 2014 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico and the US, today reported its preliminary traffic results for July 2014.

The total number of booked passengers in July 2014 reached 1.1 million, an 8.1% increase compared to the same period in 2013. Domestic and international booked passengers in July reached 861 and 193 thousand, a 4.5% and 27.9% increase, respectively, compared to the same period in 2013. Volaris’ demand, measured in Revenue Passenger Miles (RPMs) increased 7.7% year over year in July 2014. Volaris registered a load factor of 87.5% in July 2014, as a result of an efficient capacity management.

The following table summarizes Volaris’ traffic results for the month.

	July 2014	July 2013	Variance		Seven Months Ended July 2014	Seven Months Ended July 2013	Variance
RPMs (Millions)
Domestic	775	758	2.2%		4,178	3,825	9.2%
International	282	223	26.3%		1,479	1,257	17.6%

Total	1,057	981	7.7%		5,657	5,082	11.3%

ASMs (Millions)
Domestic	895	814	10.1%		5,143	4,636	10.9%
International	312	249	25.4%		1,730	1,441	20.0%

Total	1,207	1,063	13.6%		6,873	6,077	13.1%

Load Factor
Domestic	86.5%	93.2%	(6.7	) pp	81.2%	82.5%	(1.3	) pp
International	90.5%	89.8%	0.6	pp	85.5%	87.2%	(1.7	) pp

Total	87.5%	92.4%	(4.9	) pp	82.3%	83.6%	(1.3	) pp

Passengers (Thousands)
Domestic	861	824	4.5%		4,598	4,182	10.0%
International	193	151	27.9%		1,010	844	19.7%

Total	1,054	975	8.1%		5,609	5,026	11.6%

Investor Relations contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact:

Cynthia Llanos / cllanos@gcya.net / +52 1 55 4577 0803

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*	Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with “point to point” operations, serving Mexico and the US. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 110 and its fleet from four to 48 aircraft. Volaris offers more than 200 daily flight segments on routes that connect 35 cities in Mexico and 15 cities in the United States with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com